PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

November 4, 2009

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	David Irving, Reviewing Accountant Mail Stop 4720

Re:	Pacific Mercantile Bancorp (File No. 0-30777):
Extension of Time to Respond to SEC Staff Comment Letter dated October 14, 2009 with respect to Form 10-Q for the Quarter Ended June 30, 2009

Ladies and Gentlemen:

This is to confirm our telephone conversation earlier today, during which we requested an extension of time to, and you advised us that we would have until, November 13, 2009 to submit our responses to the comments of the SEC Staff contained in the above-referenced Staff Comment Letter.

We appreciate the Staff’s willingness to accommodate our request for that extension of time.

If you have any questions, please do not hesitate to call me at (714) 438-2500.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray Senior Executive Vice President and Chief Financial Officer